May 6, 2021

Christopher Bellacicco

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:       Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Bellacicco:

On February 26, 2021, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, the De-SPAC ETF and the Short De-SPAC (each a “Fund” and collectively, the “Funds”) filed post-effective amendment No. 75 the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add two new series to the Trust. On April 9, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

De-SPAC ETF

General

1.      Comment. Please supplementally provide the Staff a copy of the Fund’s index methodology. The Staff notes that it may have additional comments after it reviews the methodology.

Response. The Registrant submitted to the Staff a copy of the Fund’s index methodology on April 14.

Fees and Expenses

2.      Comment. Please supplementally provide the Staff a completed copy of the Fund’s fee table and expense example.

Response. The Registrant has attached a copy of the Fund’s completed fee table and expense example as Exhibit A to this letter.

May 6, 2021

3.      Comment. With regards to the disclosure “The Example further assumes that the Fund’s operating expense limitation agreement will only be in place for the term specified above” – please clarify whether the Fund will have an expense limitation agreement.

Response. The Registrant notes that each Fund will have an expense limitation agreement.

Principal Investment Strategies

4.      Comment. The Staff notes that the Fund will invest at least 80% of its assets in the stocks that make up the index, please clarify the types of securities the Fund will invest the remaining 20% of its assets in.

Response. The Registrant has revised the existing disclosure (added text is underlined):

The Fund attempts to replicate the Index by investing all, or substantially all (no less than 80%), of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index. Although the Adviser intends to be fully invested in the Index, the Fund may invest up to 20% of the Fund’s net assets in cash and cash like equivalents.

5.      Comment. With regard to the disclosure “The Fund attempts to replicate the Index by investing all, or substantially all (no less than 80%), of its assets in the stocks that make up the Index, …” – please clarify whether the Fund will invest 80% of its “net” or “total” assets.

Response. The Registrant has revised the disclosure as follows (added text is underlined):

The Fund attempts to replicate the Index by investing all, or substantially all (no less than 80%), of its net assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

6.      Comment. Please disclose whether the Fund’s index is capitalization weighted? If the index is capitalization weighted, please explain how the Fund will maintain its diversified status.

Response. The Registrant notes that the Fund’s index is not capitalization weighted.

7.      Comment. Please revise the Fund’s principal investment strategy to include an explanation of Special Purpose Acquisition Companies?

May 6, 2021

Response. The Registrant has revised the disclosure (added text is underlined):

The Index is comprised of the twenty-five largest companies, based on market capitalization, that have completed a business combination transaction with a Special Purpose Acquisition Company (“SPAC”). A SPAC is blank check company that has not yet merged with an operating company or even chosen a merger target. SPACs are formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

8.      Comment. Please clarify whether there is a required timeframe for a SPAC’s business combination to occur to be included in the index and whether the index will include only US listed companies.

Response. The Registrant confirms that the index will only include US listed companies that have completed a business combination with a SPAC within one year of the index screening date.

9.      Comment. Please supplementally inform the Staff if the Fund’s Index Provider will be an affiliate of the Fund.

Response. The Registrant confirms that the Fund’s Index Provider is not an affiliate of the Fund.

10.    Comment. Please supplementally inform the Staff of the market capitalization range of the index constituents.

Response. The market capitalization range of the index constituents is between $1.75 billion to $22.5 billion.

Principal Risks

11.    Comment. With regard to the Fund’s SPAC Risk, please revise the risk disclosure to include the liquidity risk associated with SPACs that have recently completed a business combination.

Response. The Registrant has revised the existing disclosure (added text is underlined):

SPAC Risk: The Fund invests in companies that have completed a business combination transaction with a SPAC. SPACs are companies may be unseasoned and lack a trading or operational history, a track record of reporting to investors, and widely available research coverage. Public stockholders of SPACs may not be afforded a meaningful opportunity to vote on a proposed initial business combination because certain stockholders, including stockholders affiliated with the management of the SPAC, may have sufficient voting power, and a financial incentive, to approve such a transaction without support from public stockholders. As a result, a SPAC may complete a business combination even though a majority of its public stockholders do not support such a combination. In addition, SPAC-derived companies may share similar illiquidity risks of private equity and venture capital. The free float shares held by the public in a SPAC-derived company are typically a small percentage of the market capitalization. The ownership of many SPAC-derived companies often includes large holdings by venture capital and private equity investors who seek to sell their shares in the public market in the months following a business combination transaction when shares restricted by lock-up are released, causing greater volatility and possible downward pressure during the time that locked-up shares are released.

May 6, 2021

12.    Comment. Please confirm whether the Fund will invest in small and medium capitalization companies? If not, please remove the corresponding risk disclosure.

Response. The Registrant confirms that the Fund will invest in small and medium capitalization companies.

The Short SPAC ETF

13.    Comment. Please provide the Staff a completed copy of the Fund’s fee table and expense example with your response letter.

Response. The Registrant has attached a copy of the Fund’s completed fee table and expense example as Exhibit A to this letter.

14.    Comment. Please disclose the timeframe of the Fund’s inverse return and whether the Fund seeks to provide inverse return on a daily basis.

Response. The Registrant notes that seeks to provide the inverse return on a daily basis and has added the following disclosure:

The Fund is an actively managed exchange traded fund that attempts to achieve the inverse return of the Index on a daily basis by entering into swap agreements …

15.    Comment. With regard to the disclosure, “The Fund is an actively managed exchange traded fund that attempts to achieve the inverse return of the Index by entering into swap agreements and by purchasing options on the Index.” – please add additional disclosure in plain English explaining how the Fund will use swaps and options to implement the Fund’s investment strategy.

May 6, 2021

Response. The Registrant has added the following disclosure to the first paragraph of the Fund’s principal investment strategy disclosure:

The Fund will enter into swap agreements with major global financial institutions for a specified period ranging from a day to more than one year whereby, the Fund and the global financial institution will agree to exchange the return (or differentials in rates of return) earned or realized on the Index. The gross return to be exchanged or “swapped” between the parties is calculated with respect to a “notional amount,” e.g., the return on or change in value of a particular dollar amount invested in a “basket” of securities representing the Index. In addition to swap agreements, the Adviser may purchase put options on individual securities that comprise the Index. The Adviser may purchase put options when the cost of including individual securities in the swap agreement is too expensive.

16.    Comment. Please revise the Fund’s risk factors to list the Fund’s risks in order of importance.

Response. The Registrant has reordered the Fund’s risk factors such that the most prominent risk is listed first.

17.    Comment. Please explain supplementally why the Fund is classified as non-diversified while the De-SPAC ETF is diversified.

Response. The Registrant notes that the Fund is classified as non-diversified because it will invest 25% of the Fund’s asset into a swap agreement with one counterparty.

18.    Comment. Please add inverse risk and leverage risk to the Fund’s swap risk disclosure. Please include that inverse funds may not provide return of index depending on the Fund’s strategy.

Response. The Registrant has added the following risk factors:

Leverage Risk: Derivative contracts ordinarily have leverage inherent in their terms. The low margin deposits normally required in trading derivatives, including futures contracts, permit a high degree of leverage. Accordingly, a relatively small price movement may result in an immediate and substantial loss to the Fund. The use of leverage may also cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations or to meet collateral segregation requirements. The use of leveraged derivatives can magnify the Fund’s potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund’s share price.

May 6, 2021

Inverse Risk: Short (inverse) positions are designed to profit from a decline in the price of particular securities, investments in securities or indices. The Fund will lose value if and when the Index’s price rises – a result that is the opposite from traditional mutual funds and ETFs. Like leveraged investments, inverse positions may be considered aggressive. Inverse positions may also be leveraged. Such instruments may experience imperfect negative correlation between the price of the investment and the underlying security or index. The use of inverse instruments may expose the Fund to additional risks that it would not be subject to if it invested only in "long" positions.

19.    Comment. Please clarify whether the expense limitation agreement will apply to both Funds.

Response. The Registrant has clarified the existing disclosure (added language is underlined):

The Adviser has contractually agreed to reduce its fees and to reimburse expenses, at least through May 31, 2022 to ensure that Net Annual Fund Operating Expenses (exclusive of any (i) front-end or contingent deferred loads, (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short), (vi) taxes, (vii) other fees related to underlying investments, (such as option fees and expenses or swap fees and expenses); or (vii) extraordinary expenses such as litigation (which may include indemnification of Trust’s officers and trustees or contractual indemnification of Funds’ service providers (other than the Adviser)) will not exceed 0.75% and 0.95% of the De-SPAC ETF and Short De-SPAC ETF average daily net assets, respectively. This expense limitation agreement may be terminated at any time, by the Board upon sixty days written notice to the Adviser. The expense limitation agreement will automatically terminate, if the Investment Advisory Agreement is terminated.

May 6, 2021

Statement of Additional Information

20.    Comment. With regards to the De-SPAC ETF’s fundamental policy to not concentrate in any industry - please supplementally explain what actions the Registrant will take if issuers in the Index concentrate within the same industry. If the Fund intends to rely upon the First Australia No-Action letter (July 29, 1999), please confirm that the Fund will comply with all of the No-Action letter’s conditions.

Response. The Registrant intends to rely upon and confirms that it will comply with all of the conditions in the First Australia No-Action Letter (July 29,1999).

*         *         *         *         *         *

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger

May 6, 2021

Appendix A

De-SPAC ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(1)	0.15%
Total Annual Fund Operating Expenses	0.90%
Fee Waiver and/or Expense Reimbursement(2)	0.15%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.75%

(1) Other Expenses are estimated for the Fund’s current fiscal year.

(2) The Adviser has contractually agreed to reduce its fees and to reimburse expenses, at least through May 31, 2022 to ensure that Net Annual Fund Operating Expenses (exclusive of any (i) front-end or contingent deferred loads, (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short), (vi) taxes, (vii) other fees related to underlying investments, (such as option fees and expenses or swap fees and expenses); or (vii) extraordinary expenses such as litigation (which may include indemnification of Fund officers and trustees or contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 0.75%. This expense limitation agreement may be terminated at any time, by the Board upon sixty days written notice to the Adviser. The expense limitation agreement will automatically terminate, if the Investment Advisory Agreement is terminated.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example further assumes that the Fund’s operating expense limitation agreement will only be in place for the term specified above. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$77	$272

May 6, 2021

The Short De-SPAC ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(1)	0.15%
Total Annual Fund Operating Expenses(2)	1.05%
Fee Waiver and/or Expense Reimbursement(3)	0.10%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.95%

(1) Other Expenses are estimated for the Fund’s initial fiscal year.

(2) The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be 9.75% for the fiscal year ending September 30, 2021.

(3) The Adviser has contractually agreed to reduce its fees and to reimburse expenses, at least through May 31, 2022 to ensure that Net Annual Fund Operating Expenses (exclusive of any (i) front-end or contingent deferred loads, (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short), (vi) taxes, (vii) other fees related to underlying investments, (such as option fees and expenses or swap fees and expenses); or (vii) extraordinary expenses such as litigation (which may include indemnification of Fund officers and trustees or contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 0.95%. This expense limitation agreement may be terminated at any time, by the Board upon sixty days written notice to the Adviser. The expense limitation agreement will automatically terminate, if the Investment Advisory Agreement is terminated.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example further assumes that the Fund’s operating expense limitation agreement will only be in place for the term specified above. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$97	$319